

March 8, 2012

<u>Via E-mail</u>
Mr. David Funderburk
  Chief Executive Officer
Autovative Products, Inc.
502 N. Santa Fe Avenue, Ste. D
Vista, California 92083

> **Re:** **Autovative Products, Inc.**
> **Item 4.01 Form 8-K**
> **Filed March 7, 2012**
> **File No. 333-175212**

Dear Mr. Funderburk:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Item 4.01 Changes in Registrant's Certifying Accountants</u>

1.   Please revise the first paragraph to state whether the former accountants, Malcolm Pollard, Inc., resigned, declined to stand for re-election or was dismissed, as required by Item 304(a)(1)(i) of Regulation S-K. Your current disclosure that the Company "accepted the retirement" should be revised accordingly.

2.   We note that Malcolm Pollard, Inc. ("Pollard") had its registration withdrawn on November 30, 2011 as being an independent registered public accounting firm with the Public Company Accounting Oversight Board. Please expand the first paragraph to disclose whether or not Pollard performed any audit or review

services for you during the period from November 30, 2011 through the February 29, 2012 date of cessation with Pollard.

3.   Please expand the fourth paragraph to disclose, if true, "The Company and Pollard have not, during the fiscal years ended December 31, 2010 and 2009, *and through the date of cessation on February 29, 2012*, had any disagreement on any matter…"

4.   Please amend your Item 4.01 Form 8-K disclosures in its entirety as soon as practicable to include the requested revisions and the required Exhibit 16 letter from Pollard.   The Exhibit 16 letter should indicate whether or not the former auditors agree with your revised disclosures to be included in the amended Form 8-K. Refer to Item 304(a)(3) of Regulation S-K, whereby such letter is due within ten business days after the initial filing of your Item 4.01 Form 8-K, or if received sooner, within two business days of receipt.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3328 if you have any questions.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant